FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Announcement, Consolidated Financial Results for the six months ended September 30, 2006, which was filed with the Tokyo Stock Exchange on November 7, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2006

KONAMI CORPORATION

By:	/s/ Noriaki Yamaguchi
	Name:	Noriaki Yamaguchi
	Title:	Representative Director and CFO

Consolidated Financial Results

for the Six Months Ended September 30, 2006

(Prepared in Accordance with U.S. GAAP)

November 7, 2006

KONAMI CORPORATION

Address:	4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan
Stock code number:	9766
URL:	www.konami.net
Shares listed:	Tokyo Stock Exchange, New York Stock Exchange, London Stock Exchange and Singapore Exchange
Representative:	Kagemasa Kozuki, Representative Director and Chief Executive Officer
Contact:	Noriaki Yamaguchi, Representative Director and Chief Financial Officer (Phone: +81-3-5220-0163)
Date of Board Meeting to approve the financial results:	November 7, 2006
Adoption of U.S. GAAP:	Yes

Note: Financial information presented herein was not audited by independent public accountants.

1. Consolidated Financial Results for the Six Months Ended September 30, 2006

(Amounts are rounded to the nearest million)

(1) Consolidated Results of Operations

	(Millions of Yen, except per share data)
	Net revenues	Change	Operating income	Change	Income before income taxes	Change
Six months ended September 30, 2006	¥119,599	6.9%	¥10,115	35.6%	¥9,884	(31.1)%
Six months ended September 30, 2005	111,870	(1.9)	7,462	(37.0)	14,335	23.7

Year ended March 31, 2006	262,137		2,481		8,438

	Net income (¥ million)	Change	Net income per share (Yen)	Diluted net income Per share (Yen)
Six months ended September 30, 2006	¥5,114	(26.6)%	¥37.28	¥37.27
Six months ended September 30, 2005	6,964	328.3	53.45	53.44

Year ended March 31, 2006	23,008		175.86	175.80

Notes:

1. Equity in net income of affiliated companies
Six months ended September 30, 2006:	¥ 81 million
Six months ended September 30, 2005:	— million
Year ended March 31, 2006:	33 million
2. Weighted-average common shares outstanding
Six months ended September 30, 2006:	137,164,825 shares
Six months ended September 30, 2005:	130,300,952 shares
Year ended March 31, 2006:	130,835,422 shares
3. Change in accounting policies: None
4. Change (%) of net revenues, operating income, income before income taxes and net income represents the increase or decrease relative to the same period of the previous year.

(2) Consolidated Financial Position

	(Millions of Yen, except per share amounts)
	Total assets	Total stockholders' equity	Equity-assets ratio	Total stockholders' equity per share (Yen)
September 30, 2006	¥280,535	¥165,947	59.2%	¥1,209.39
September 30, 2005	304,021	133,941	44.1	1,027.89

March 31, 2006	302,637	163,815	54.1	1,194.41

Note:

Number of shares outstanding
September 30, 2006:	137,215,841 shares
September 30, 2005:	130,306,075 shares
March 31, 2006:	137,152,347 shares

(3) Consolidated Cash Flows

	(Millions of Yen)
	Net cash provided by (used in)			Cash and cash equivalents at end of period
	Operating activities	Investing activities	Financing activities
Six months ended September 30, 2006	¥3,821	¥(7,230)	¥(22,330)	¥43,347
Six months ended September 30, 2005	2,312	7,170	(23,899)	75,678

Year ended March 31, 2006	23,879	(7,266)	(38,330)	68,694

(4) Number of Consolidated Subsidiaries and Companies Accounted for by the Equity Method

Number of consolidated subsidiaries:	24
Number of affiliated companies accounted for by the equity method:	1

(5) Changes in Reporting Entities

Number of consolidated subsidiaries added:	1
Number of consolidated subsidiaries removed:	0
Number of affiliated companies accounted for by the equity method added:	0
Number of affiliated companies accounted for by the equity method removed:	0

2. Consolidated Financial Forecast for the Year Ending March 31, 2007

	(Millions of Yen)
	Net revenues	Operating income	Income before income taxes	Net income
Year ending March 31, 2007	¥275,000	¥29,000	¥28,500	¥16,000

(Reference)

Expected net income per share for the year ending March 31, 2007 is ¥116.60

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management's assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our exercise entertainment business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.

Please refer to page 12 of the attached material for information regarding the assumptions and other related items used in the preparation of these forecasts.

1. Organizational Structure of the Konami Group

The Konami Group is a conglomerate engaged in the amusement and health industry providing customers with “High Quality Life,” and is comprised of KONAMI CORPORATION (the “Company”), its 24 consolidated subsidiaries and one equity-method affiliate. Each of the Company and its subsidiaries and affiliated company is categorized into four business segments based on its operations as stated below. This categorization is based on the same criteria explained below under ''5. Segment Information (Unaudited).

Business Segments	Major Companies

Digital Entertainment	Domestic	Konami Digital Entertainment Co., Ltd.

HUDSON SOFT CO., LTD.

Konami Manufacturing & Service, Inc. (Note.3)

	Overseas	Konami Digital Entertainment, Inc.

Konami Digital Entertainment GmbH

Konami Digital Entertainment B.V.

Konami Digital Entertainment Limited

Konami Software Shanghai, Inc., One other company

Health & Fitness	Domestic	Konami Sports & Life Co., Ltd.

COMBI WELLNESS Corporation (Note.2)

Konami Manufacturing & Service, Inc. (Note.3)

Resort Solution Co., Ltd. (Note.5), Two other companies

Gaming & System	Overseas	Konami Gaming, Inc.

(Note.4)		Konami Australia Pty Ltd, One other company

Other	Domestic	Konami Manufacturing & Service, Inc. (Note.3)

KPE, Inc. , Konami Real Estate, Inc.

Konami School, Inc., Three other companies

	Overseas	Konami Corporation of America

Konami Digital Entertainment B.V., One other company

Notes:

1.	Companies that have operations categorized in more than one segment are included in each segment in which they operate.
2.	On May 31, 2006, the Company acquired all outstanding shares of COMBI WELLNESS Corporation and made it a wholly owned subsidiary.
3.	Konami Logistics & Service, Inc. changed its registered name to Konami Manufacturing & Service, Inc. on July 1, 2006.
4.	The Gaming segment was renamed the Gaming & System segment effective October 1, 2005.
5.	Resort Solution Co., Ltd. is an equity method affiliate.

2. Management Policy

1. Management Policy

We place priority on our following corporate goal: “We, Konami Group of Companies, aim to be a business group from which people all around the world have high expectations, through creating and providing people with ’Valuable Time‘. Furthermore, our basic management policy is to place priority on our shareholders, to maintain sound relationships with all stakeholders, including our shareholders, and to make a wide range of social contributions as a good corporate citizen. We aim to make optimum use of the group's management resources and maintain the following specific management policies: “Adaptation to Global Standards”, “Maintaining Fair Competition” and “Pursuit of High Profits”.

To place priority on the interests of our shareholders, our basic policy is to provide stable dividends to return profits to our shareholders. It is our policy to use retained earnings for investments focused on business fields with good future profitability and other prospects to increase our corporate value and as a source for paying dividends in the future.

We are working on maintaining sound relationships with our stakeholders, including our investors, end-users, suppliers, employees and the community in general, as well as contributing to society by supporting a wide range of activities that promote education, sports and culture. Pursuant to this basic management policy, through creating and providing “Valuable Time”, we aim to deliver “dreams” and “surprises” for people all over the world.

2. Profit Appropriation Policy

The Company's basic policy in profit distribution is to provide stable and high dividend payouts to our stockholders and to increase our corporate value. Our policy is to use retained earnings for investments focused on business fields with good future profitability and other prospects to strengthen our growth potential and competitiveness.

3. Target Management Performance Measures

The Group always aims to improve profitability by enhancing management efficiency and striving to optimize performance based on three important management indicators: the ratio of operating income to net sales, the ratio of net income to net sales and return on equity.

4. Medium to Long-term Strategies and Objectives

Restructuring of business operations in order to respond to changing market conditions

The dissemination of broadband and various digital platform products has increased the complexity and diversification of user needs in the field of IT. The decline in population, falling birthrate and aging of society are serious problems in the domestic market, and conventional business models are on the verge of being transformed in various industries.

Within this environment, our group adopted a holding company structure on March 31, 2006. The purposes of a holding company structure are to enhance the speed of management by separating “implementation functions” for business projects from the “decision-making and oversight functions” of the entire group. With regard to the holding company, we aim at continuous growth in an environment expected to intensively change through balanced management in the three business areas of “Digital Entertainment,” “Health & Fitness,” and “Gaming & System.”

Increased profitability and injection of managerial resources into growing business areas

In the Digital Entertainment business, the high performance of video game consoles is pushing up the cost of video game software development. To recover game software development costs promptly and improve profitability, the company plans to develop individual products and titles multilaterally beyond geographic regions and in the various content fields in video game software, amusement, and online fields.

We will also be expanding online businesses, a market expected to grow as the Internet and other online environments mature. Konami Digital Entertainment, Inc., a U.S. subsidiary of our group, purchased assets in connection with the mobile-related business from Blue Label Interactive, Inc., a developer of cutting-edge mobile technologies based in the U.S., in June 2006. Through this purchase we plan to expand our business in the video games industry, as well as the entertainment and information service industries. Also in October 2006, we purchased entire shares of Megacyber Corporation, a content provider for domestic cellular phones. With the participation of Megacyber Corporation in our group, we believe we will be able to enhance our ability to produce content for the mobile-related industry and increase our product lineup to serve the expanding market for Digital Entertainment.

Expansion of products for enhancement of domestic health consciousness

Due to demand expansion in the nursing care prevention business resulting from the advent of an aging society and the prolonging of leisure time resulting from the retirement of the Dankai generation (the baby-boom generation), our group expects growth in the health & fitness business. In May 2006 we purchased entire shares of COMBI WELLNESS Corporation, a company with an established brand for health and nursing care prevention devices. With the participation of COMBI WELLNESS Corporation in our group, we believe we will be able to arrange a vast product lineup to meet customer expectations in the Health & Fitness business.

Goal of growth as a mainstay of businesses

Casinos have been legalized in more and more countries and regions of the world, and the number of casinos has increased year by year. With the high growth potential of the casino market, we expect our Gaming & System business to become a business mainstay in the near future, following the Digital Entertainment and Health & Fitness businesses, and will help us build a firmer business portfolio.

3. Business Performance and Cash Flows

1.	Business Performance

Overview

In the entertainment industry that is relevant to our group, Nintendo Co., Ltd. and Sony Computer Entertainment Inc. are expected to release “Wii” (Nintendo) and “PLAYSTATION®3” (Sony) for video game consoles. In addition to “Xbox360,” a product already released by Microsoft Corporation, the next generation computer entertainment system for home use from all of the manufacturers will be on sale within this fiscal term. With these new consoles, and following the big success of “Nintendo DS” as a handheld system, we believe the video game software industry is poised to reach a turning point as new game users are assimilated and demand continues to expand and diversify.

The Healthcare Reform Act concluded in June 2006 demonstrates the trend towards prevention in the health industry. With the growing recognition of metabolic syndrome, consumers are more aware of the need to prevent lifestyle-related diseases. The public is taking full-fledged measures for health maintenance, particularly by establishing exercise habits and improving their diets.

In these circumstances, the Digital Entertainment segment has maintained solid sales, despite a slight decrease in the six months ended September 30, 2006 from the six months ended September 30, 2005. “WORLD SOCCER Winning Eleven 10” for PlayStation®2 computer entertainment system, a title released domestically in April 2006, achieved million-seller status. “GRANDCROSS,” a large scale token-operated game for amusement arcades, a machine with overwhelming presence and highly entertaining effects, has enjoyed a growing popularity with steady sales. In addition, our products utilizing “e-AMUSEMENT,” a service connecting amusement arcades nationwide via a network, consistently record stable sales.

In the Health & Fitness segment, progress in the redevelopment of our facilities has become fruitful. We believe we have managed to improve the profit structure of our fitness clubs and that our efforts to attract more members by opening large stores in front of stations and other favorable locations continue to succeed. In addition, we have promoted reviews of pay programs and the adoption of an original IT health management system in our facilities. Through these and other efforts, we believe we have continued to provide services to improve customer satisfaction.

In the Gaming and System segment, we opened a new office building, introduced new enclosures, and promoted sales of casino systems. The expansion of sales in North America has been strong as a result. Growth in sales of “Konami Casino Management System” has been particularly strong. In system sales, we believe the increase in the number of units installed helps to maintain our ongoing income from maintenance and servicing, expected to be a stable source of income.

As a result, in this interim consolidated accounting period, net revenue amounted to ¥119,599 million (a 6.9% increase compared to the previous same period), consolidated operating income was ¥10,115 million (a 35.6% increase compared to the previous same period), consolidated income before income taxes was ¥9,884 million (a 31.1% decrease compared to the previous same period), and consolidated net income was ¥5,114 million (a 26.6% decrease compared to the previous same period). The primary reason of the decrease in consolidated income before income taxes and consolidated net income for the six months ended September 30, 2006, compared from the previous same period, resulted from sales of shares of Takara Co., Ltd., executed in the interim fiscal year 2006, which we realized gain on sale of ¥6,917 million.

Interim dividend for the six months ended September 30, 2006 is ¥27 per share.

Performance by business segment

Summary of net revenues by business segment:

	Millions of Yen
	Six months ended September 30, 2005	Six months ended September 30, 2006	Change
Digital Entertainment	¥66,671	¥63,540	(4.7)%
Health & Fitness	40,609	44,445	9.4
Gaming & System	4,727	7,718	63.3
Other, Corporate and Eliminations	(137)	3,896	—

Consolidated net revenues	¥111,870	¥119,599	6.9%

Note The	Gaming segment was renamed to Gaming & System segment on October 1, 2005.

Digital Entertainment Segment

In our Computer and Video Games business, “WORLD SOCCER Winning Eleven 10,” a title released domestically in April 2006, has achieved million-seller status. A full variety of lineups for standard baseball titles such as “JIKKYO PAWAFURU PROYAKYU 13,” and “JIKKYO PAWAFURU MAJOR LEAGUE,” anime titles such as “KIRARIN • REVOLUTION,” and music titles achieved steady sales. Overseas, the “Pro Evolution Soccer” series released in Europe in the previous fiscal year has continued to sell well. Also, sales of “Dance Dance Revolution SuperNOVA” have been firm in North America since the title was released at the end of September 2006.

In our Toy & Hobby business, we continued to enhance global sales of the Yu-Gi-Oh Trading Card Game series, which was already established as a mainstay. In September 2006, we released “BUSOU SHINKI,” a newly conceived series of customizable action figures designed by a popular designer and a Genkeishi (producer who creates models for toys). The “BUSOU SHINKI” series has received attention for its online tie-up: in addition to enjoying the figures themselves, BUSOU SHINKI owners can go online using access codes enclosed with the products. Battle services will be scheduled to officially start via playing online from the beginning of year 2007, with high expectations for this product.

In our Amusement business, we continued to enjoy strong sales of products incorporating the “e-AMUSEMENT” service, a network-linked arcade game connecting amusement arcade machines nationwide, major products such as the “MAH-JONG FIGHT CLUB” series and “BASEBALL HEROS,” a title played with cards bearing the images of professional baseball players. In music games, our latest title “Dance Dance Revolution SuperNOVA” has now been released and continues to gain popularity. In token-operated games, “GRANDCROSS,” an extra-large-scale token-operated pusher-machine game, which 32 people can play at the same time, has also sold steadily.

In our Online business, we started to distribute the “SHINKI-NET” service online from September 2006, in a tie-up with sales of “BUSOU SHINKI.” Also, in relation to “Tokimeki Memorial ONLINE,” a service launched in March 2006, we have also been promoting a service linked with the TV animation program “Tokimeki Memorial Only Love”, which has aired from October 2006. We plan to continue to promote the online game business to take advantage of anticipated growth through linkages with other business. Additionally, the mobile content distribution business developed globally through major carriers in and outside of Japan has been performing steadily.

In our Multimedia business, we published or released several music CDs, DVDs and guides with thematic ties to popular videogames, and the bimonthly soccer culture magazine “WE-ELe,” with many of these products receiving favorable reviews. As a follow-up to the original TV animation “FAIRY MUSKETEERS AKAZUKIN”, which debuted in July 2006, “Tokimeki Memorial Only Love” began broadcasting this October. We are now paying closer attention to products such as music and novels derived from animated productions. We plan to continue to create original content while promoting synergy effects in each area of our Digital entertainment segment.

As a result, consolidated net revenues in the Digital Entertainment Segment were ¥63,540 million (4.7% decrease compared to the previous same period).

Health & Fitness Segment

In the operation of our fitness clubs, we opened directly-managed facilities in Yokohama (Kanagawa), Inagi (Tokyo) and Musashiurawa (Saitama). We transferred and rebuilt our facilities in Sanda (Hyogo), Sapporo (Hokkaido) and Yawata (Kyoto). Through these efforts, our facilities were further expanded. As a result, we had a total of 209 fitness clubs to supply services for the end of September 2006. The wide variety of fitness programs in our directly managed facilities allows users to fully enjoy “the pleasure of exercise.” Original services such as “6 WEEKS,” a fitness program for the prevention of lifestyle-related diseases, have received favorable reviews. We propose the middle-aged and elderly with imbalances in diet or out of the habit of exercising to improve their lifestyles by supporting their everyday life with “exercise” and “proper diet.”

In the operation of sports facilities outsourced to us, we added 35 facilities in regions such as Ichinomiya-shi (Aichi) and Osaka-shi (Osaka). As a result, we had a total of 102 facilities to supply services as of the end of September 2006. In running these facilities, our aim is to improve the health of all members of the community by maximizing the know-how and experience the Konami Group has garnered and to make full use in operating public facilities.

Our product development activities have focused on the development of programs, services, machines, and supplements, as well as our businesses for health products, health improvement, and for senior citizens. In September, we released new products with multifunctional USB pedometer “e-walkeylife2”, a TV monitoring health management tool called “Kenshin-Keikaku TV”, and the computer software program “Kenshin-Keikaku 2.” These products are very useful for heath-improvement routines and enable users to manage data on their exercise histories and physical strength in daily life on an ongoing basis, using television and personal computers at home.

At the Int. Home Care & Rehabilitation Exhibition 2006, an event held at TOKYO BIG SIGHT this September, we exhibited a range of fitness products with a central focus on the latest machines with functions to prevent the need for nursing care and software that unifies the management of exercise histories logged electronically in training machines. We have developed products and services for our future health improvement to allow the elderly and those who require nursing care to train safely and effectively.

Our IT-enabled health management system, “e-XAX,” was conferred an award of excellence for the year 2006, “NetKADEN Grand Prix” sponsored by the Ministry of Economy, Trade and Industry. “e-XAX” refers to a network system developed in-house for the continuous management of data on health improvement and exercise history in various daily-life situations at sports clubs and places outside and inside the home. This offers another support for health-promotion efforts. This system is available at our operating sports clubs.

As a result, consolidated net revenues in the Health & Fitness Segment were ¥44,445 million (9.4% increase compared to the previous same period).

Gaming & System Segment

In our Gaming & System segment, the new “K2V” platform launched in North America last year has penetrated the market and sales of machines have remained solid. Following the first quarter term, sales of Konami Casino Management System remained steady. With the increase in the number of machines connecting the Konami Casino Management System in Canada, the sales for maintenance and servicing have increased every month as well. In conjunction with machine installments under profit-sharing agreements, we have helped to solidify our business by maintaining ongoing income.

While the market situation in Australia remains unchanged, we have developed new businesses and worked to preserve our customer base in both the domestic market and the overseas markets. At the Australasian Gaming Expo held in September, the largest-scale gaming exhibition in the Oceania region, we expanded our presence in both the domestic market and overseas markets with major products in two areas: the “Linked Progressive” jackpot system that connects gaming machines and enhances the added value of content, and the “K2V” platform launched at the beginning of this spring not long after its release in North America.

As a result, consolidated net revenues in the Gaming & System Segment were ¥7,718 million (63.3% increase compared to the previous same period).

2. Cash Flows

Cash flow summary for the six months ended September 30, 2006:

	Millions of Yen
	Six months ended September 30, 2005	Six months ended September 30, 2006	Change
Net cash provided by operating activities	¥2,312	¥3,821	¥1,509
Net cash provided by (used in) investing activities	7,170	(7,230)	(14,400)
Net cash used in financing activities	(23,899)	(22,330)	1,569
Effect of exchange rate changes on cash and cash equivalents	512	392	(120)
Net decrease in cash and cash equivalents	(13,905)	(25,347)	(11,442)
Cash and cash equivalents, end of the period	75,678	43,347	(32,331)

Cash and cash equivalents (hereafter, referred to as “Net cash”) for the six months ended September 30, 2006, amounted to ¥43,347 million, year-on-year decreased by ¥25,347 million .

Cash flow summary for each activity for the six months ended September 30, 2006 is as follows:

Cash flows from operating activities:

Net cash provided by operating activities amounted to ¥3,821 million (65.3% increase compared to the previous same period) for the six months ended September 30, 2006. This increase, despite the decrease in net income and Net cash in connection with trade notes and accounts receivable, compared to the year-ago-period, resulted from the fact that net income for the previous interim period included a gain on sale of shares of an affiliated company, which do not effect cash flow from operating activities, and that there were increases in Net cash in connection with trade notes and accounts payable, compared to the year-ago-period.

Cash flows from investing activities:

Net cash used in investing activities amounted to ¥7,230 million for the six months ended September 30, 2006 (compared to ¥7,170 million provided in the previous interim period). This resulted primarily from the proceeds from sales of shares of affiliated companies, which was included in the previous interim period, decrease in proceeds from sales of property and equipment compared to previous same period and capital expenditures.

Cash flows from financing activities:

Net cash used in financing activities amounted to ¥22,330 million for the six months ended September 30, 2006 (a 6.6% decrease compared to the previous same period). This was primarily due to repayment of long-term debt, redemption of bonds and payments of dividends.

The following table represents certain cash flow indexes for the six months ended September 30, 2006:

	Six months ended September 30, 2005	Six months ended September 30, 2006	Year ended March 31, 2006
Equity-assets ratio (%)	44.1	59.2	54.1
Equity-assets ratio at fair value (%)	109.5	146.7	134.4
Years of debt redemption (years)	—	—	2.6
Interest coverage ratio (times)	4.4	6.6	21.0

Equity-assets ratio = Stockholders ' equity / Total assets

Equity-assets ratio at fair value = Market capitalization / Total assets

Years of debt redemption = Interest-bearing debts / Cash flows from operating activities

Interest coverage ratio = Cash flows from operating activities / Interest expense

Notes:

1.	Each index is calculated from figures prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).
2.	Cash flows from operating activities are from the consolidated statements of cash flow.
3.	Interest-bearing debt covers all liabilities with interest in the consolidated balance sheets.
4.	Years of debt redemption are not disclosed in the interim financial results.

3. Activities for the Future

Digital Entertainment Segment

In our Computer and Video Games business, in response to the release of new hardware “Wii” by Nintendo Co., Ltd. and “PLAYSTATION®3” by Sony Computer Entertainment Inc., we are scheduled to release “Elebits” for the Wii version for domestic and overseas markets and “MAH-JONG FIGHT CLUB ONLINE” for the PLAYSTATION®3 version for the domestic market. We also plan to debut two new soccer titles: for the European market, “PRO EVOLUTION SOCCER 6,” an enormously popular title in Europe, and for the domestic market, “J-League Winning Eleven 10 + Europe League '06-'07.” Our large lineup now includes the baseball title “JIKKYO PAWAFURU PROYAKYU 13 Ketteiban,” the latest version of the Metal Gear series “METAL GEAR SOLID PORTABLE OPS,” the stock trading simulation “Stock Trading Trainer Kabutore!,” and the standard music title “Karaoke Revolution American Idol.” We are now attempting to expand sales based on this lineup.

In our Toy & Hobby business, we plan to release the latest version of the Yu-Gi-Oh Trading Card Game series worldwide. In addition, to take advantage of the succession of teaching events and tournaments in various regions, we will attempt to maintain our popularity in more regions around the world. Starting with “OTOIZUMU,” an electronic toy which creates characters when connected with portable music players, we intend to sell various new electronic toys such as “Attame Kenkyujo (Labo)” and “Digiry-man.” These items are expected to further expand our sales overall.

In our Amusement business, we plan to continue to expand our products utilizing “e-AMUSEMENT,” a service connecting nationwide amusement arcades via a network. In videogames, we plan to respond to the recent expansion of the educational game market by marketing “NOVA USAGI no GAME de RYUGAKU!?,” the English-language quiz game to be edited in cooperation with Nova Corporation, a major language school; “CURUCURULABO,” an innovative game designed to activate the brain through brain training; and the latest version of “BASEBALL HEROS,” a series highly acclaimed in the market. In token-operated games, we plan to focus on expanding sales of our most popular medal games: “GRANDCROSS,” an extra-large-scale token-operated pusher-machine game for amusement arcades, and a large-scale horseracing mass token-operated game.

In our Online business, the “SHINKI-NET” online service was distributed in linkage with sales of the “BUSOU SHINKI” figures in the Toy & Hobby business from September 2006. We have also been promoting “Tokimeki Memorial ONLINE,” a service launched in March 2006, in a tie-up with the TV animation program “Tokimeki Memorial Only Love”, which has aired from this October. We plan to promote the online game business to take advantage of the anticipated growth through linkage with other businesses. In the mobile-related business, we plan to start up new sites such as digital comics and deco-mail, with plans to ascend to the highest position in every genre.

In our Multimedia business, a TV animation program called “SaintOctober” is planned to be aired in January 2007, as a follow-up to the TV animation program “Tokimeki Memorial Only Love” aired from October 2006. We plan to create our own original content, sequentially publish related books such as novels, etc., and release music CDs and DVDs. We will also develop products of book series on health, which will pursue high synergy within the group beyond the framework of Digital Entertainment segment.

Health & Fitness Segment

The Health & Fitness business will not only respond to the demands of the time but also create new in-depth products and services. We will attempt to develop our business more forcefully than ever before.

In the operation of fitness clubs, we will offer “safe, clean, and comfortable” services of high quality to help customers stably maintain and improve their health. We plan to operate facilities where customers feel more satisfied with the value they receive than ever before.

In the product development business, we plan to continue to develop attractive products. With a view to a market to be created by new laws on specified health examinations and health guidance in year 2008, we plan to promote business development by emphasizing the strengths of our group. We will also reinforce the health-related devices of COMBI WELLNESS Corporation, which joined our group in May 2006. We will aim to further expand our business through these measures.

We will endeavor to impress customers all over the world with emotional experiences through the outstanding performances of the Konami-sponsored athletes competing in the “Pan Pacific Swimming Championships” and the “World Gymnastics Championships,” and through our second consecutive year as an official sponsorship of the “KONAMI CUP Asia series 2006,” an international tournament of Japanese and Asian baseball.

Gaming & System Segment

The gaming market is expected to expand based on demand in the gaming industry in Southeast Asia and the legalization of casinos in more states of North America, including Pennsylvania (licensed in the first half of the fiscal year). Under these circumstances, we plan to stabilize management by promoting the sales of video and mechanical reel machines and new sales of the “Konami Casino Management System,” and by trying to increase our periodic income sales through machine installment and system maintenance services based on a profit-sharing structure. We plan to exhibit our products in November 2006, at the “Global Gaming Expo,” the largest gaming show in North America, and will aim to improve our presence in both areas of slot machine and systems.

There is no modification to our consolidated earnings forecast for the year ending March 31, 2007, as announced on May 17, 2006. Year-end dividend payout for the consolidated fiscal year ending March 31, 2007 is expected to be ¥27 per share (dividend for the year: ¥54 per share including an interim dividend of ¥27 per share).

Cautionary Statements with Respect to Outlook

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management's assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our exercise entertainment business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.

4. Consolidated Financial Statements

(1) Consolidated Balance Sheets (Unaudited)

	Millions of Yen						Thousands of U.S. Dollars
	September 30, 2005		September 30, 2006		March 31, 2006		September 30, 2006
		%		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥75,678		¥43,347		¥68,694		$367,659
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥463 million, ¥531 million ($4,504 thousand) and ¥541 million at September 30, 2005, September 30, 2006 and March 31, 2006, respectively	24,992		27,053		32,294		229,457
Inventories	22,988		24,356		20,109		206,582
Deferred income taxes, net	12,878		16,755		16,510		142,112
Prepaid expenses and other current assets	8,990		8,639		6,720		73,274

Total current assets	145,526	47.9	120,150	42.8	144,327	47.7	1,019,084

PROPERTY AND EQUIPMENT, net	52,277	17.2	44,221	15.8	42,452	14.0	375,072

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	185		531		572		4,504
Investments in affiliates	—		6,084		6,050		51,603
Identifiable intangible assets	45,944		38,752		38,575		328,685
Goodwill	15,471		22,962		22,102		194,758
Lease deposits	25,182		26,488		25,277		224,665
Other assets	19,436		18,095		20,103		153,478
Deferred income taxes, net	—		3,252		3,179		27,583

Total investments and other assets	106,218	34.9	116,164	41.4	115,858	38.3	985,276

TOTAL ASSETS	¥304,021	100.0	¥280,535	100.0	¥302,637	100.0	$2,379,432

See accompanying notes to consolidated financial statements

	Millions of Yen						Thousands of U.S. Dollars
	September 30, 2005		September 30, 2006		March 31, 2006		September 30, 2006
		%		%		%
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	¥9,990		¥500		¥958		$4,241
Current portion of long-term debt and capital lease obligations	17,147		22,860		24,492		193,893
Trade notes and accounts payable	13,399		19,611		19,357		166,336
Accrued income taxes	18,951		2,206		7,487		18,711
Accrued expenses	17,358		14,116		16,323		119,729
Deferred revenue	5,963		5,318		5,353		45,106
Other current liabilities	5,962		5,271		7,254		44,707

Total current liabilities	88,770	29.2	69,882	24.9	81,224	26.9	592,723
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	40,717		21,337		35,631		180,975
Accrued pension and severance costs	2,614		2,684		2,658		22,765
Deferred income taxes, net	15,822		12,605		11,924		106,913
Other long-term liabilities	6,559		5,570		5,264		47,244

Total long-term liabilities	65,712	21.6	42,196	15.0	55,477	18.3	357,897

TOTAL LIABILITIES	154,482	50.8	112,078	39.9	136,701	45.2	950,620
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	15,598	5.1	2,510	0.9	2,121	0.7	21,289
COMMITMENTS AND CONTINGENCIES	—	—	—	—	—	—	—
STOCKHOLDERS' EQUITY:
Common stock, no par value-
Authorized 450,000,000 shares; issued 139,531,708 shares at September 30, 2005, 143,555,786 shares at September 30, 2006 and March 31, 2006; outstanding 130,306,075 shares at September 30, 2005, 137,215,841 shares at September 30, 2006 and 137,152,347 shares at March 31, 2006	47,399	15.6	47,399	16.9	47,399	15.7	402,027
Additional paid-in capital	70,376	23.1	77,178	27.5	77,110	25.5	654,606
Legal Reserve	207	0.1	284	0.1	284	0.1	2,409
Retained earnings	41,308	13.6	55,167	19.7	53,756	17.7	467,913
Accumulated other comprehensive income	2,820	0.9	4,431	1.6	3,957	1.3	37,583

Total	162,110	53.3	184,459	65.8	182,506	60.3	1,564,538
Treasury stock, at cost-
9,225,633 shares, 6,339,945 shares and 6,403,439 shares at September 30, 2005, September 30, 2006 and March 31, 2006, respectively	(28,169)	(9.2)	(18,512)	(6.6)	(18,691)	(6.2)	(157,015)

Total stockholders' equity	133,941	44.1	165,947	59.2	163,815	54.1	1,407,523

TOTAL LIABILITIES, MINORITY INTEREST AND STOCKHOLDERS' EQUITY	¥304,021	100.0	¥280,535	100.0	¥302,637	100.0	$2,379,432

See accompanying notes to consolidated financial statements.

(2) Consolidated Statements of Income (Unaudited)

	Millions of Yen						Thousands of U.S. Dollars
	Six months ended September 30, 2005		Six months ended September 30, 2006		Year ended March 31, 2006		Six months ended September 30, 2006
		%		%		%
NET REVENUES:
Product sales revenue	¥74,377		¥79,353		¥186,875		$673,053
Service revenue	37,493		40,246		75,262		341,357

Total net revenues	111,870	100.0	119,599	100.0	262,137	100.0	1,014,410

COSTS AND EXPENSES:
Costs of products sold	44,038		45,547		112,613		386,319
Costs of services rendered	36,572		37,797		72,131		320,585
Impairment of long-lived assets	—		—		10,533		—
Impairment of identifiable intangible assets	—		—		9,180		—
Selling, general and administrative	23,798		26,140		55,199		221,713

Total costs and expenses	104,408	93.3	109,484	91.5	259,656	99.1	928,617

Operating income	7,462	6.7	10,115	8.5	2,481	0.9	85,793

OTHER INCOME (EXPENSES):
Interest income	365		398		716		3,376
Interest expense	(531)		(579)		(1,137)		(4,911)
Gain on sale of shares of an affiliated company	6,917		—		6,917		—
Other, net	122		(50)		(539)		(424)

Other income (expenses), net	6,873	6.1	(231)	(0.2)	5,957	2.3	(1,959)

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	14,335	12.8	9,884	8.3	8,438	3.2	83,834

INCOME TAXES	7,167	6.4	4,473	3.8	(10,270)	(3.9)	37,939

INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	7,168	6.4	5,411	4.5	18,708	7.1	45,895

MINORITY INTEREST IN INCOME (LOSS) OF CONSOLIDATED SUBSIDIARIES	204	0.2	378	0.3	(4,267)	(1.7)	3,206
EQUITY IN NET INCOME OF AFFILIATED COMPANIES	—	—	81	0.1	33	0.0	687

NET INCOME	¥6,964	6.2	¥5,114	4.3	¥23,008	8.8	$43,376

See accompanying notes to consolidated financial statements

	Yen			U.S. Dollars
	Six months ended September 30, 2005	Six months ended September 30, 2006	Year ended March 31, 2006	Six months ended September 30, 2006
PER SHARE DATA:
Basic net income per share	¥53.45	¥37.28	¥175.86	$0.32
Diluted net income per share	¥53.44	¥37.27	¥175.80	$0.32

Number of weighted-average common shares outstanding	130,300,952	137,164,825	130,835,422
Number of diluted weighted-average common shares outstanding	130,316,192	137,212,311	130,877,436

Note

Basic net income per share is calculated following the FAS No.128 “Earnings per share”

See accompanying notes to consolidated financial statements

(3) Consolidated Statements of Stockholders' Equity (Unaudited)

For the six months ended September 30, 2005

	Millions of Yen
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost	Total Stockholders' Equity
Balance at March 31, 2005	¥47,399	¥46,736	¥—	¥37,776	¥2,217	¥(28,271)	¥105,857
Issuance of common stock for stock exchange		23,583					23,583
Stock-based compensation		57					57
Transfer from Retained Earnings			207	(207)			—
Net income				6,964			6,964
Cash dividends, ¥27.0 per share				(3,225)			(3,225)
Foreign currency translation adjustments					759		759
Net unrealized losses on available-for-sale securities					(156)		(156)
Repurchase of treasury stock						(29)	(29)
Use of treasury stock for merger						131	131

Balance at September 30, 2005	¥47,399	¥70,376	¥207	¥41,308	¥2,820	¥(28,169)	¥133,941

For the six months ended September 30, 2006

	Millions of Yen
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost	Total Stockholders' Equity
Balance at March 31, 2006	¥47,399	¥77,110	¥284	¥53,756	¥3,957	¥(18,691)	¥163,815
Reissuance of treasury stock through stock option plan		(86)					(86)
Stock-based compensation		154				231	385
Net income				5,114			5,114
Cash dividends, ¥27.0 per share				(3,703)			(3,703)
Foreign currency translation adjustments					483		483
Net unrealized losses on available-for-sale securities					(25)		(25)
Minimum pension liability adjustment					16		16
Repurchase of treasury stock						(52)	(52)

Balance at September 30, 2006	¥47,399	¥77,178	¥284	¥55,167	¥4,431	¥(18,512)	¥165,947

For the year ended March 31, 2006

	Millions of Yen
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost	Total Stockholders' Equity
Balance at March 31, 2005	¥47,399	¥46,736	¥—	¥37,776	¥2,217	¥(28,271)	¥105,857
Issuance of common stock for stock exchange		33,095					33,095
Reissuance of treasury stock for stock exchange		(2,818)					(2,818)
Stock-based compensation		97				39	136
Transfer from Retained Earnings			284	(284)			—
Net income				23,008			23,008
Cash dividends, ¥54.0 per share				(6,744)			(6,744)
Foreign currency translation adjustments					1,888		1,888
Net unrealized losses on available-for-sale securities					(132)		(132)
Minimum pension liability adjustment					(16)		(16)
Repurchase of treasury stock						(71)	(71)
Use of treasury stock for merger						18,064	18,064
Parent company stocks acquired by its subsidiaries						(8,452)	(8,452)

Balance at March 31, 2006	¥47,399	¥77,110	¥284	¥53,756	¥3,957	¥(18,691)	¥163,815

For the six months ended September 30, 2006

	Thousands of U.S. Dollars
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost	Total Stockholders' Equity
Balance at March 31, 2006	$402,027	$654,029	$2,409	$455,946	$33,562	$(158,533)	$1,389,440
Reissuance of treasury stock through stock option plan		(729)					(729)
Stock-based compensation		1,306				1,959	3,265
Net income				43,375			43,375
Cash dividends, $0.23 per share				(31,408)			(31,408)
Foreign currency translation adjustments					4,097		4,097
Net unrealized losses on available-for-sale securities					(212)		(212)
Minimum pension liability adjustment					136		136
Repurchase of treasury stock						(441)	(441)

Balance at September 30, 2006	$402,027	$654,606	$2,409	$467,913	$37,583	$(157,015)	$1,407,523

See accompanying notes to consolidated financial statements

(4) Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen			Thousands of U.S. Dollars
	Six months ended September 30, 2005	Six months ended September 30, 2006	Year ended March 31, 2006	Six months ended September 30, 2006
Cash flows from operating activities:
Net income	¥6,964	¥5,114	¥23,008	$43,376
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	4,484	4,902	13,782	41,578
Impairment of long-lived assets	—	—	10,533	—
Impairment of identifiable intangible assets	—	—	9,180	—
Provision for doubtful receivables	105	(18)	(10)	(153)
Loss (gain) on sale or disposal of property and equipment, net	(484)	76	645	645
Gain on sale of marketable securities	—	—	(173)	—
Gain on sale of shares of an affiliated company	(6,917)	—	(6,917)	—
Equity in net income of affiliated companies	—	(81)	(33)	(687)
Minority interest	204	378	(4,267)	3,206
Deferred income taxes	5,258	501	(5,485)	4,249
Change in assets and liabilities, net of business acquired:
Decrease in trade notes and accounts receivable	10,559	6,556	3,369	55,606
Increase in inventories	(4,793)	(4,119)	(635)	(34,936)
Increase (decrease) in trade notes and accounts payable	(2,902)	(353)	2,945	(2,994)
Decrease in accrued income taxes	(9,384)	(5,265)	(20,772)	(44,657)
Decrease in accrued expenses	(1,560)	(1,923)	(3,043)	(16,310)
Increase (decrease) in deferred revenue	567	(34)	(43)	(288)
Other, net	211	(1,913)	1,795	(16,226)

Net cash provided by operating activities	2,312	3,821	23,879	32,409
Cash flows from investing activities:
Proceeds from sales of shares of affiliates	11,016	—	11,016	—
Capital expenditures	(5,784)	(5,141)	(14,513)	(43,605)
Proceeds from sales of property and equipment	2,484	25	2,455	212
Proceeds from sales of investments in marketable securities	—	—	245	—
Acquisition of new subsidiaries, net of cash acquired	1,433	(227)	1,433	(1,925)
Purchase of investments in subsidiaries	(695)	—	(6,688)	—
Increase in lease deposits, net	(833)	(768)	(697)	(6,514)
Expenditure on acquisition of operation	—	(1,061)	—	(8,999)
Other, net	(451)	(58)	(517)	(492)

Net cash provided by (used in) investing activities	7,170	(7,230)	(7,266)	(61,323)
Cash flows from financing activities:
Net decrease in short-term borrowings	(3,632)	(452)	(12,551)	(3,834)
Repayments of long-term debt	(619)	(1,696)	(1,099)	(14,385)
Principal payments under capital lease obligations	(1,210)	(1,541)	(2,526)	(13,070)
Dividends paid	(3,369)	(3,714)	(7,025)	(31,501)
Purchase of treasury stock by parent company	(29)	(52)	(71)	(441)
Redemption of bonds	(15,000)	(15,000)	(15,000)	(127,227)
Other, net	(40)	125	(58)	1,060

Net cash used in financing activities	(23,899)	(22,330)	(38,330)	(189,398)
Effect of exchange rate changes on cash and cash equivalents	512	392	828	3,325
Net decrease in cash and cash equivalents	(13,905)	(25,347)	(20,889)	(214,987)
Cash and cash equivalents, beginning of the period	89,583	68,694	89,583	582,646

Cash and cash equivalents, end of the period	¥75,678	¥43,347	¥68,694	$367,659

See accompanying notes to consolidated financial statements

5. Segment Information (Unaudited)

(1) Operations in Different Industries

Six months ended September 30, 2005	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥65,864	¥40,553	¥4,727	¥726	¥111,870

Intersegment	807	56	—	(863)	—
Total	66,671	40,609	4,727	(137)	111,870
Operating expenses	53,623	39,928	4,724	6,133	104,408

Operating income (loss)	¥13,048	¥681	¥3	¥(6,270)	¥7,462

Six months ended September 30, 2006	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥62,834	¥44,391	¥7,718	¥4,656	¥119,599
Intersegment	706	54	—	(760)	—

Total	63,540	44,445	7,718	3,896	119,599
Operating expenses	52,154	41,073	6,714	9,543	109,484

Operating income (loss)	¥11,386	¥3,372	¥1,004	¥(5,647)	¥10,115

Year ended March 31, 2006	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥163,624	¥81,117	¥10,621	¥6,775	¥262,137
Intersegment	1,652	92	2	(1,746)	—

Total	165,276	81,209	10,623	5,029	262,137
Operating expenses	131,426	98,268	10,563	19,399	259,656

Operating income (loss)	¥33,850	¥(17,059)	¥60	¥(14,370)	¥2,481

Six months ended September 30, 2006	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$532,943	$376,514	$65,462	$39,491	$1,014,410
Intersegment	5,988	458	—	(6,446)	—

Total	538,931	376,972	65,462	33,045	1,014,410
Operating expenses	442,358	348,372	56,946	80,941	928,617

Operating income (loss)	$96,573	$28,600	$8,516	$(47,896)	$85,793

Notes:	1.	Primary businesses of each segment are as follows:
Digital Entertainment Segment: Digital Entertainment Segment contains five business fields.
		Computer & Video Games:	Production, manufacture and sale of video game software.
Purchasing and distribution of video game software.
		Toy & Hobby:	Planning, production, manufacture and sale of card games, electronic toys, toys for boys, candy toys, figures, character goods and others.
		Amusement:	Production, manufacture and sale of the content for amusement facilities such as video games and token-operated games.
		Online:	Creation of systems for online games.
Management and operation of online servers.
Distribution of the content for mobile phones.
		Multimedia:	Planning, production and sale of the products related to music and video.
Planning, production and sale of books and magazines.
		Health & Fitness Segment:	Management of fitness centers.
Production, manufacture and sale of fitness machines and health-related products.
		Gaming & System segment:	Production, manufacture and sale of gaming machines for casinos.
	2.	“Other” consists of segments which do not meet the quantitative criteria for separate presentation under SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information.”
	3.	“Corporate” primarily consists of administrative expenses of the Company.
	4.	“Eliminations” primarily consist of eliminations of intercompany sales and of intercompany profits on inventories.
	5.	Intersegment revenues primarily consist of sales of hardware and components from Digital Entertainment segment to Health & Fitness segment.
	6.	Gaming segment was renamed to Gaming & System segment on October 1, 2005.

(2) Operations in Geographic Areas

Six months ended September 30, 2005	Japan	United States	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥90,332	¥12,358	¥5,120	¥4,060	¥111,870	—	¥111,870
Intersegment	11,396	881	22	64	12,363	¥(12,363)	—

Total	101,728	13,239	5,142	4,124	124,233	(12,363)	111,870
Operating expenses	93,063	13,557	6,923	3,268	116,811	(12,403)	104,408

Operating income	¥8,665	¥(318)	¥(1,781)	¥856	¥7,422	¥40	¥7,462

Six months ended September 30, 2006	Japan	United States	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥99,201	¥11,792	¥5,117	¥3,489	¥119,599	—	¥119,599
Intersegment	7,450	539	237	177	8,403	¥(8,403)	—

Total	106,651	12,331	5,354	3,666	128,002	(8,403)	119,599
Operating expenses	95,233	13,324	6,707	3,371	118,635	(9,151)	109,484

Operating income	¥11,418	¥(993)	¥(1,353)	¥295	¥9,367	¥748	¥10,115

Year ended March 31, 2006	Japan	United States	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥193,108	¥33,797	¥27,387	¥7,845	¥262,137	—	¥262,137
Intersegment	31,488	1,545	902	361	34,296	¥(34,296)	—

Total	224,596	35,342	28,289	8,206	296,433	(34,296)	262,137
Operating expenses	222,559	37,688	27,181	6,895	294,323	(34,667)	259,656

Operating income	¥2,037	¥(2,346)	¥1,108	¥1,311	¥2,110	¥371	¥2,481

Six months ended September 30, 2006	Japan	United States	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$841,399	$100,017	$43,401	$29,593	$1,014,410	—	$1,014,410
Intersegment	63,189	4,572	2,010	1,501	71,272	$(71,272)	—

Total	904,588	104,589	45,411	31,094	1,085,682	(71,272)	1,014,410
Operating expenses	807,744	113,011	56,887	28,592	1,006,234	(77,617)	928,617

Operating income	$96,844	$(8,422)	$(11,476)	$2,502	$79,448	$6,345	$85,793

Note:

For the purpose of presenting its operations in geographic areas above, the Company and its subsidiaries attribute revenues from external customers to individual countries in each area based on where products are sold and services are provided.

Notes (Unaudited)

The consolidated financial statements presented herein were prepared in accordance with U.S. generally accepted accounting principles (“U.S.GAAP”).

6. Summary of Non-consolidated Financial Results

for the Six Months Ended September 30, 2006

(Prepared in Accordance with Japanese GAAP)

November 7, 2006

KONAMI CORPORATION

Address:	4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan
Stock code number:	9766
URL:	www.konami.net
Shares listed:	Tokyo Stock Exchange, New York Stock Exchange, London Stock Exchange and Singapore Exchange
Representative:	Kagemasa Kozuki, Representative Director and Chief Executive Officer
Contact:	Noriaki Yamaguchi, Representative Director and Chief Financial Officer (Phone: +81-3-5220-0163)
Date of Board Meeting to approve the financial results:	November 7, 2006
Date of commencement of dividend payment:	November 30, 2006
Adoption of unit trading system:	Yes (1 unit: 100 shares)

1. Financial Results for the Six Months Ended September 30, 2006

(1) Results of Operations

	(Figures truncated)
	Operating revenues		Operating income		Ordinary income
	(¥ million)	Change	(¥ million)	Change	(¥ million)	Change
Six months ended September 30, 2006	¥4,727	(90.7)%	¥2,589	(50.0)%	¥2,475	(73.7)%
Six months ended September 30, 2005	51,016	(12.6)	5,179	709.2	9,408	155.3

Year ended March 31, 2006	122,591		14,305		19,291

	Net income (¥ million)	Change	Net income per share (¥)
Six months ended September 30, 2006	¥2,278	(79.7)%	¥16.40
Six months ended September 30, 2005	11,197	304.8	85.93

Year ended March 31, 2006	16,572		124.75

Notes:

1. Weighted-average common shares outstanding
Six months ended September 30, 2006:	138,906,814 shares
Six months ended September 30, 2005:	130,300,952 shares
Year ended March 31, 2006:	131,089,462 shares
2. Change in accounting policies: None
3. Change (%) of operating revenues, operating income, ordinary income and net income represents the percentage change of the increase or decrease compared to the same period of the previous year.

(2) Financial Position

	(Figures truncated)
	Total assets (¥ million)	Net assets (¥ million)	Equity-assets ratio (%)	Net assets per share (¥)
September 30, 2006	¥171,291	¥144,061	84.1	¥1,049.89
September 30, 2005	203,217	149,486	73.6	1,147.20

March 31, 2006	202,303	153,339	75.8	1,092.15

Notes:

Number of shares outstanding
September 30, 2006:	137,215,841 shares
September 30, 2005:	130,306,075 shares
March 31, 2006:	140,200,828 shares

Number of treasury stock
September 30, 2006:	6,339,945 shares
September 30, 2005:	9,225,633 shares
March 31, 2006:	3,354,958 shares

2. Financial Forecast for the Year Ending March 31, 2007

	Net revenues (¥ million)	Ordinary income (¥ million)	Net income (¥ million)
Year ending March 31, 2007

Note:

Non-consolidated financial forecast for the year ending March 31, 2007 is not disclosed.

3. Cash Dividends

	Cash dividends per share (¥)
	Interim	Year-end	Annual
Year ended March 31, 2006	¥27.00	¥27.00	¥54.00

Year ending March 31, 2007
-Results	¥27.00	—	¥54.00
Year ending March 31, 2007
-Forecast	—	¥27.00

7. Non-consolidated Financial Statements

(1) Non-consolidated Balance Sheets (Unaudited)

	(Millions of Yen)
	September 30, 2005		September 30, 2006		March 31, 2006
		%		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥57,773		¥27,599		¥43,980
Trade notes receivable	1		—		—
Trade accounts receivable	12,207		—		—
Inventories	13,061		—		—
Short-term loan receivable	—		17,624		12,890
Other (Note 3)	16,711		3,963		2,318
Allowance for doubtful accounts	(16)		(26)		(18)

Total current assets	99,738	49.1	49,161	28.7	59,170	29.3
FIXED ASSETS:
Tangible fixed assets (Note 1)	3,709		72		81
Intangible fixed assets	11,767		7		3
Investments and other assets	88,001		122,050		143,048
Investment securities	80,654		117,681		140,581
Other	7,446		4,379		2,467
Allowance for doubtful accounts	(98)		(10)		—

Total fixed assets	103,478	50.9	122,130	71.3	143,132	70.7

TOTAL ASSETS	¥203,217	100.0	¥171,291	100.0	¥202,303	100.0

See accompanying notes to non-consolidated financial statements

	(Millions of Yen)
	September 30, 2005		September 30, 2006		March 31, 2006
		%		%		%
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade notes payable	¥1,448		—		—
Trade accounts payable	8,710		—		—
Short-term borrowings	—		¥6,450		—
Current portion of long-term debt	2,152		592		¥1,992
Current portion of long-term bonds	15,000		15,000		15,000
Income taxes payable	573		262		6,791
Accrued directors’ bonuses	—		110		—
Other (Note 3)	7,236		849		6,867

Total current liabilities	35,120	17.3	23,264	13.6	30,651	15.2
LONG-TERM LIABILITIES:
Straight bonds	15,000		—		15,000
Long-term debt	2,276		2,034		1,980
Accrued directors' retirement benefits	1,332		1,332		1,332
Long-term deposits received	2		599		—

Total long-term liabilities	18,610	9.1	3,965	2.3	18,312	9.0

Total liabilities	53,730	26.4	27,230	15.9	48,963	24.2

STOCKHOLDERS'' EQUITY:
Common Stock	47,398	23.3	—	—	47,398	23.4
Capital surplus	60,236	29.6	—	—	43,568	21.6
Retained earnings	70,018	34.5	—	—	72,546	35.9
Legal reserve	206		—		283
Special reserves	34,094		—		34,094
Retained earnings brought forward	35,716		—		38,168
Net unrealized gains on available-for-sale securities	1	0.0	—	—	64	0.0
Treasury Stock	(28,168)	(13.8)	—	—	(10,238)	(5.1)

Total stockholders' equity	149,486	73.6	—	—	153,339	75.8

TOTAL LIABILITIES AND STOCKHOLDERS'' EQUITY	¥203,217	100.0	—	—	¥202,303	100.0

NET ASSETS:
Common Stock			47,398	27.7
Capital surplus	—	—	43,482	25.4	—	—
Retained earnings	—	—	70,820	41.3	—	—
Treasury stock	—	—	(17,679)	(10.3)	—	—

Total Stockholder’s equity	—	—	144,021	84.1	—	—
Net unrealized gains on available-for-sale securities	—	—	40	0.0	—	—

Total net assets	—	—	144,061	84.1	—	—
TOTAL LIABILITIES AND NET ASSETS	—	—	¥171,291	100.0	—	—

See accompanying notes to non-consolidated financial statements

(2) Non-consolidated Statements of Operations (Unaudited)

	(Millions of Yen)
	Six months ended September 30, 2005		Six months ended September 30, 2006		Year ended March 31, 2006
		%		%		%
Operating revenues (Note 1)	¥51,016	100.0	¥4,727	100.0	¥122,591	100.0
Net revenues	¥51,016		—		¥122,591
Management fee revenue (Note 1)	—		¥2,953		—
Dividend income (Note 1)	—		1,773		—

Operating revenues (Note 1)	51,016	100.0	4,727	100.0	122,591	100.0
Cost of revenues	33,041	64.8	—	—	75,499	61.6

Gross profit	17,975	35.2	4,727	100.0	47,091	38.4
Selling, general and administrative expenses	12,795	25.1	2,137	45.2	32,786	26.7

Operating income	5,179	10.1	2,589	54.8	14,305	11.7
Non-operating income (Note 2)	4,505	8.8	102	2.1	5,679	4.6
Non-operating expenses (Note 3)	276	0.5	216	4.5	693	0.6

Ordinary income	9,408	18.4	2,475	52.4	19,291	15.7
Extraordinary income (Note 4)	5,788	11.3	—	—	5,707	4.7
Extraordinary losses (Note 5)	25	0.0	—	—	247	0.2

Income before income taxes	15,172	29.7	2,475	52.4	24,751	20.2
Income taxes:
Current	697		(346)		8,803
Deferred	3,277		544		(625)

Total income taxes	3,974	7.8	197	4.2	8,178	6.7

Net income	11,197	21.9	¥2,278	48.2	16,572	13.5
Unappropriated earned surplus carried forward	7,710		—		7,710
Received undistributed profit from merger	16,808		—		17,402
Interim cash dividends	—		—		3,518

Unappropriated earned surplus	¥35,716		—		¥38,168

See accompanying notes to non-consolidated financial statements

(3) Non-consolidated Statement of Changes in Stockholders’ Equity (Unaudited)

	(Millions of yen)
	Stockholder’s equity
		Capital surplus			Retained earnings
						Other retained earnings					Difference of appreciation and conversion		Total net assets
	Common stock	Additional paid-in capital	Other capital surplus	Net capital surplus	Legal reserve	Special reserves	Retained earnings brought forward	Net retained earnings	Treasury stock	Total stockholders’ equity	Net unrealized gains on available-for-sale securities	Net Difference of appreciation and conversion
Balance at March 31, 2006	¥47,398	¥36,893	¥6,674	¥43,568	¥283	¥34,094	¥38,168	¥72,546	¥(10,238)	¥153,275	¥64	¥64	¥153,339
Changes in the term
Dividends from surplus (*)							(3,785)	(3,785)		(3,785)			(3,785)
Directors’ Bonuses (*)							(220)	(220)		(220)			(220)
Transfer to special reserve (*)						18,000	(18,000)	—		—			—
Net income							2,278	2,278		2,278			2,278
Purchase of treasury stock									(7,689)	(7,689)			(7,689)
Disposal of treasury stock			(85)	(85)					248	162			162
Net change of items other than stockholders’ equity											(23)	(23)	(23)
Total changes in the term	—	—	(85)	(85)	—	18,000	(19,726)	(1,726)	(7,441)	(9,254)	(23)	(23)	(9,278)
Balance at September 30, 2006	¥47,398	¥36,893	¥6,588	¥43,482	¥283	¥52,094	¥18,441	¥70,820	¥(17,679)	¥144,021	¥40	¥40	¥144,061

(*)	Surplus appropriated in the Ordinary General Meeting of Shareholders held in June 2006.

Basis of Presentation

The accompanying interim non-consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Japan.

Summary of Significant Accounting Policies

1.	Marketable and Investment Securities

Investments in subsidiaries and affiliated companies and other securities for which the market value is not readily determinable are stated at cost based on the moving average method.

Other securities for which the market value is determinable are stated at market value as of the balance sheet date. Unrealized gains and losses on those securities are reported in the stockholders' equity and the cost of securities sold is determined by the moving average method.

2.	Derivative Financial Instruments

Derivative financial instruments are stated at market value.

3.	Inventories

Inventories other than work in process are stated at cost determined by the moving average method.

Work in process consisting of hardware products is stated at cost determined by the moving average method while work in process consisting of software products is stated at cost determined by the specific identification method.

4.	Depreciation Methods

Tangible fixed assets are depreciated using the declining balance method while intangible fixed assets are amortized mainly using the straight-line method. For in-house software, amortization is computed using the straight-line method based on the estimated useful life of 5 years.

Long-term prepaid expenses are amortized using the straight-line method.

5.	Provisions

(a)	Allowance for doubtful accounts

Generally, allowance for doubtful accounts is calculated based on the actual ratio of bad debt losses incurred. For specific accounts with higher possibility of bad debt loss, the allowance is determined by independent judgment.

(b)	Accrued Directors’ Bonuses

The estimated bonus payment to Directors is reserved as Accrued Directors’ Bonuses.

(c)	Accrued pension and severance costs

Allowance for retirement benefits to be paid to employees as of balance sheet date is calculated based on the estimated amount of the projected benefit obligation and the plan assets at the fiscal year-end. Unrecognized net transition asset or obligation is amortized over 13 years.

Unrecognized actuarial net gain or loss are amortized from the following fiscal year within the average remaining service period of 8 years on a straight-line basis.

(d)	Accrued directors' retirement benefits

Required amount for retirement benefits to be paid to directors as of balance sheet date is reserved as liability.

6.	Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated at the current exchange rates as of the balance sheet date, and the translation gains and losses are credited or charged to income.

7.	Leases

Finance leases other than those that deem to transfer ownership of the leased property to the lessee are accounted for as operating lease transactions.

8.	Other significant matters

Consumption Tax

Consumption tax is excluded from the stated amount of revenue and expenses.

Changes in accounting method

1.	Accounting Standard for Directors’ Bonuses

Effective from fiscal year 2007, the Company adopted “Accounting Standard for Directors’ Bonuses” (Financial Accounting Standards No. 4 issued by the Accounting Standard Board of Japan on November 29, 2005). The change effected our operating income, ordinary income and income before income taxes to decrease by ¥110 million, respectively.

2.	Accounting Standard for Presentation of Net Assets in the Balance Sheet

Effective from fiscal year 2007, the Company adopted “Accounting Standard on Presentation of Net Assets in the Balance Sheet” (Financial Accounting Standards No. 5 issued by the Accounting Standard Board of Japan on December 9, 2005) and “Accounting implementation guideline on Presentation of Net Assets in the Balance Sheet” (Financial Accounting Standards Implementation Guidance No. 8 issued by the Accounting Standard Board of Japan on December 9, 2005).

Shareholders’ equity under the previous presentation method amounted to ¥144,061 million.

Net assets in the balance sheet as of September 30, 2006, have been presented in accordance with the revised “Regulations for the Interim Non-Consolidated Financial Statements”.

Change in reporting form

Interim Non-consolidated Balance Sheet

Short-term loan receivable, which was included in the “Other” of current assets item for the previous fiscal years, is indicated in an individual account for the six months ended September 30, 2006, as it has exceeded 5/100 of the Total Assets.

Short-term loan receivable for the six moths ended September 30, 2005, was ¥4,121 million.

Notes to Non-consolidated Financial Statements

Notes to Balance Sheets

1.	Accumulated depreciation of tangible fixed assets is as follows:

	(Millions of Yen)
	September 30, 2005			September 30, 2006	March 31, 2006
Accumulated depreciation of tangible fixed assets		¥5,734		¥168		¥204

2. The Company guarantees subsidiaries' loans payable to financial institutions as follows:

	(Millions of Yen)
	September 30, 2005			September 30, 2006	March 31, 2006
Konami Software Shanghai, Inc.		¥97		¥—		¥—
	(US$	863 thousand	)
Konami Gaming, Inc.		—		—		¥352
					(US$	3,000 thousand	)

Total		¥97		¥—		¥352

3.	Net amount of consumption tax payable and consumption tax to be refunded are included in “Other” of current liabilities and “Other” of current assets for September 30, 2005 and September 30, 2006, respectively.

Notes to Statements of Operations

1.      The Company adopted a holding company structure on March 31, 2006, by executing a company separation, to which a newly established Konami Digital Entertainment Co., Ltd. succeed to the Company’s Digital Entertainment business. Accordingly, the primary business operation of the Company relates to management fee revenue and dividend income from subsidiary companies which we indicate as operating revenue.

2. Non-operating income mainly consists of the following:

Six months ended September 30, 2005:	Interest income: ¥ 29 million, Dividend income: ¥ 4,394 million, Foreign exchange gains: ¥ 4 million

Six months ended September 30, 2006:	Interest income: ¥ 87 million

Year ended March 31, 2006:	Interest income: ¥ 56 million, Dividend income: ¥ 5,360 million, Foreign exchange gains: ¥ 139 million

3. Non-operating expenses mainly consist of the following:

Six months ended September 30, 2005:	Bond interest expenses: ¥ 200 million

Six months ended September 30, 2006:	Bond interest expenses: ¥ 145 million

Year ended March 31, 2006:	Bond interest expenses: ¥ 346 million

4. Extraordinary income mainly consists of the following:

Six months ended September 30, 2005:	Gain on sale of shares of affiliated companies: ¥ 5,555 million

Six months ended September 30, 2006:	None

Year ended March 31, 2006	Gain on sale of shares of affiliated companies: ¥ 5,555 million

5. Extraordinary losses mainly consist of the following:

Six months ended September 30, 2005:	Loss on sale and disposal of fixed assets : ¥ 25 million

Six months ended September 30, 2006:	None

Year ended March 31, 2006:	Loss on sale and disposal of fixed assets: ¥ 247 million

6. Depreciation expense for each period is as follows:

	(Millions of Yen)
	September 30, 2005	September 30, 2006	March 31, 2006
Tangible fixed assets	¥634	¥26	¥1,730
Intangible fixed assets	1,352	0	4,276

Notes to Non-consolidated Statements of Changes in Stockholders’ Equity

Summary of type of treasury stock and total number of shares

	(Thousands shares)
	Total number of shares for the year ended March 31, 2006	Increase in total number of shares for the half year ended September 30, 2006	Decrease in total number of shares for the half year ended September 30, 2006	Total number of shares for the half year ended September 30, 2006
Common Stock	3,354	3,072	87	6,339

Total	3,354	3,072	87	6,339

Outline of the change
Primary items which increased total number of shares
Acquisition of own shares from subsidiary company:	3,048 thousand shares
Acquisition of shares of less than one unit:	24 thousand shares

Primary items which decreased total number of shares
Sale of shares of stock option:	82 thousand shares
Sale of shares of less than one unit	5 thousand shares

Investments in Subsidiaries and Affiliated Companies

Investments in subsidiaries and affiliated companies as of each balance sheet date are as follows:

	(Millions of Yen)
	September 30, 2005			September 30, 2006			March 31, 2006
	Balance sheet amount	Market value	Differences	Balance sheet amount	Market value	Differences	Balance sheet amount	Market value	Differences
Investments in subsidiaries	¥8,167	¥6,618	¥(1,548)	¥8,167	¥9,346	¥1,179	¥8,167	¥7,728	¥(438)
Investments in affiliated companies	—	—	—	5,993	4,814	(1,178)	5,993	6,593	600

Total	¥8,167	¥6,618	¥(1,548)	¥14,160	¥14,161	¥1	¥14,160	¥14,322	¥161